1345 AVENUE OF THE AMERICAS, 11TH FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

September 28, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Attn:	Jan Woo, Legal Branch Chief
Office of Information Technologies and Services

RE:	Digital Social Retail, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
File No. 024-10711

Dear Ms. Woo:

On behalf of Digital Social Retail, Inc. (the “Company”), we have today submitted to the Securities and Exchange Commission (the “Commission”) for filing Amendment No. 3 to Offering Statement of the Company on Form 1-A (Registration No. 024-10711) (“Amendment No. 3”). Amendment No. 3 updates information set forth in Amendment No. 2 to Offering Statement of the Company on Form 1-A, and reflects the Company’s responses to the oral comments received from the staff of the Commission (the “Staff”) on September 26, 2017. Capitalized terms used herein but not defined herein have the meanings assigned to them in Amendment No. 3.

In response to the Staff’s oral comments, Amendment No. 3 has been revised as follows:

1.	The disclosure throughout Amendment No. 3 has been revised to disclose that the Company intends to apply to have the Units, Common Stock and Warrants quoted on the OTCQB over-the-counter market operated by OTC Markets Group Inc. (“OTCQB”) and to disclose the requirements necessary to list such securities on the OTCQB. The disclosure in Amendment No. 3 has also been revised to provide that if the Company does not meet the applicable standards for quotation on the OTCQB, the Company intends to apply to have the Units, Common Stock and Warrants quoted on the OTC Pink marketplace.

2.	The disclosure throughout Amendment No. 3 has been revised to state that as of the date of the offering circular, Holosfind does not have available the resources necessary to satisfy its obligations to MGP II under the Forbearance Agreement on or before November 15, 2017.

3.	The Capitalization section in Amendment No. 3 has been revised to reflect the repayment of the debt owed to Holosfind and Holosfind Corp. by the Company pursuant to the Holosfind Service Agreement and Holosfind Corp. Service Agreement, assuming the receipt of the minimum and maximum Offering amounts.

4.	The audited subsequent event Note K to consolidated financial statements in Amendment No. 3 has been revised to reflect the offering by the Company of an additional $230,000 of Notes to investors with terms similar to the Note with a face amount of $250,000 issued to an investor on May 3, 2017, and to reflect the exercise of an option by the holder of such $250,000 Note to convert it into 75,000 Units, consisting of 75,000 shares of Common Stock and a warrant to purchase 75,000 shares of Common Stock, as well as a warrant to purchase an additional 75,000 shares of Common Stock.

Jan Woo, Legal Branch Chief U.S. Securities and Exchange Commission Re: Digital Social Retail, Inc. September 28, 2017

5.	The Company has filed the Form of Placement Agency Agreement between the Company and the Agent, the Escrow Agreement between the Company and the Escrow Agent, and the legal opinion of Ellenoff Grossman & Schole LLP as Exhibits 1.1, 8.1 and 12.1 to Amendment No. 3, respectively.

6.	The disclosure throughout Amendment No. 3, including the Plan of Distribution section, has been revised to reflect comments from the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company has been coordinating with FINRA, the Agent and Agent’s counsel to obtain FINRA approval of the Offering by reflecting FINRA’s comments to the Offering and the terms of the Placement Agency Agreement in such agreement and in the disclosure throughout Amendment No. 3.

If the changes reflected in Amendment No. 3 are acceptable to the Staff, the Company respectfully requests that the Commission qualify the Offering Statement on or prior to September 30, 2017.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing, please do not hesitate to contact me at any time at 212-370-1300 or at my email address, jrubin@egsllp.com.

Very truly yours,

/s/ Jeffrey W. Rubin
Jeffrey W. Rubin

cc:	Ivan Griswold, U.S. Securities and Exchange Commission
Sylvain Bellaïche, Digital Social Retail, Inc.